Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration No. 333-194810

April 3, 2014

xG Technology Ships $1.75 Million of xMax Products and Services

Shipments Included xG’s First International Order, As Well As Shipments to Fulfill
Backlog from Existing Customers

Sarasota, Florida—April 11, 2014 —xG Technology, Inc. (“xG” or the “Company”) (Nasdaq: XGTI, XGTIW), a developer of wireless communications and spectrum sharing technologies, has announced that year-to-date in 2014, it has shipped $1.75 million of xMax cognitive networking equipment and engineering services to multiple customers. These shipments included the following: a new order resulting from a funded product testing agreement with Autonomous University of Nuevo Leon (“The University”) on behalf of a major industrial client; and shipments to fulfill existing backlogged orders from xG customers.

In addition to being xG’s first international shipment, The University order also represents a new vertical market application for the Company’s xMax mobile broadband network solution. This order represents the first of three potential phases of xMax evaluation and deployment for its industrial client. Please refer to accompanying news release “xG Technology Announces Product Testing Agreement with Autonomous University of Nuevo Leon, Mexico” for additional information.

“The University order shows that xG’s xMax system has broad appeal to international, as well as US, customers looking for innovative and cost-effective fixed and mobile connectivity for voice, video and data applications,” said John Coleman, CEO of xG Technology. “In addition to this new order, we are pleased to have made follow-on shipments, as well as initial deliveries, to customers in our backlog. Our fulfilment of existing order commitments demonstrates the success of the executional steps we have completed, including continued product development, the recruitment of talented senior staff and managers, production and network installation. Our customers’ continued confidence in, and need for, the unique capabilities that xG’s xMax networking solutions bring to their businesses is driving this incremental conversion of backlog into shipments and revenue, which is our key objective for 2014.”

xMax is a comprehensive fixed and mobile broadband solution that is designed for rapid deployment and low operating costs. It offers a carrier-grade user experience and can serve as a network backbone or last-mile solution for a number of markets and applications. xMax leverages software defined radio (SDR) and cognitive networking technology that enable efficient sharing of both licensed and unlicensed spectrum.

About xG Technology

xG Technology has created a broad portfolio of intellectual property that makes wireless networks more intelligent, accessible, affordable and reliable. The company has created xMax, a patented all-IP cognitive radio technology that enables spectrum sharing. xMax can solve the crisis facing the wireless industry caused by data-hungry devices and applications that are straining network capacity. It eliminates the need to acquire scarce and expensive licensed spectrum, thus lowering the total cost of ownership for wireless broadband access. xG’s goal is to help wireless broadband network operators make more efficient use of their spectrum allocations and to create new opportunities for innovation in unlicensed spectrum. The xMax cognitive radio system incorporates advanced optimizing technologies that include spectrum sharing, interference mitigation multiple-input multiple-output (MIMO) and software defined radio (SDR). xG offers solutions for numerous industries worldwide, including urban and rural wireless broadband, utilities, defense, emergency response and public safety.

Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration No. 333-194810

April 3, 2014

Based in Sarasota, Florida, xG has 60 U.S. and over 130 international patents and pending patent applications, and its technology is available for licensing in both domestic and foreign markets. xG is a publicly traded company listed on the NASDAQ Capital Market where xG common stock is traded under the symbol XGTI and xG warrants are traded under the symbol  XGTIW. For more information, please visit www.xgtechnology.com.

Free Writing Prospectus Disclosure

On April 3, 2014, the issuer, xG Technology, Inc., filed a Registration Statement on Form S-1/A Amendment No. 1 (Registration No. 333-194810) with the Securities and Exchange Commission (the “SEC”) with respect to the offering to which this press release relates. A copy of the preliminary prospectus for the offering is included in that registration statement. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the preliminary prospectus and, when available, the final prospectus relating to the offering may be obtained from Roth Capital Partners, LLC, Prospectus Department, 888 San Clement Drive, Newport Beach, CA 92660, telephone: 800-678-9147, e-mail: prospectus@roth.com; or Feltl and Company, Inc., Prospectus Department, 800 LaSalle Avenue, Suite 2100, Minneapolis, MN, 55402, telephone: 612-492-8800, e-mail: prospectus@feltl.com.

Cautionary Statement Regarding Forward Looking Statements

Statements contained herein that are not based upon current or historical fact are forward-looking in nature and constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements reflect the Company’s expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties.  These statements include but are not limited to statements regarding the intended terms of the offering, closing of the offering and use of any proceeds from the offering. When used herein, the words “anticipate,” “believe,” “estimate,” “upcoming,” “plan,” “target”, “intend” and “expect” and similar expressions, as they relate to xG Technology, Inc., its subsidiaries, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company’s actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

For More Information:

Media and Analyst Relations
David Worthington
Fusion PR
www.fusionpr.com
(212) 651-4200

Investor Relations
James Woodyatt
xG Technology
www.xGtechnology.com
(954) 572-0395

Jody Burfening/Carolyn Capaccio

LHA

ccapaccio@lhai.com
(212) 838-3777